Fortuna Reports Results for the Second Quarter 2026

(All amounts are expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Fortuna Delivers Strong Q2 Results; Positioned To Deliver Our Next Phase of Growth

Vancouver, British Columbia, August 5, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the second quarter of 2026.

(Results from the Company’s San Jose and Yaramoko assets have been excluded from the 2025 comparative figures as they were disposed of during the second quarter of 2025.)

Jorge Ganoza, President and CEO of Fortuna, commented, “Fortuna delivered another strong quarter of production, generating $85.7 million of free cash flow from ongoing operations and $200.8 million in adjusted EBITDA, with a robust EBITDA margin of 63%. The second quarter is expected to be our peak AISC for the year and trend down in the second half with the completion of key capital projects at Lindero. At the same time, we are monitoring cost pressures from external factors, including royalties linked to gold prices, fuel costs, inflation, and macroeconomic conditions in Argentina, and the potential impact to our cost guidance for the year.”

Mr. Ganoza continued, “We also achieved key milestones for our organic growth projects with the delivery of the Diamba Sud Feasibility Study and a construction decision for the Séguéla Plant Expansion. Combined, these two projects will grow our production by 60% to over 500,000 ounces per year.”

Mr. Ganoza concluded, “The quarter also demonstrated the strength of our portfolio as we funded our growth projects, maintained a strong balance sheet, and still generated sufficient excess cash to return $82.1 million to shareholders through share buy-backs.”

Second Quarter Highlights

Cash and Cash Flow

●	Free cash flow[1] from ongoing operations of $85.7 million; a QoQ decrease of $88.3 million, mostly due to timing of tax payments
●	$123.7 million of net cash from operating activities before changes in working capital or $0.41 per share; a QoQ decrease of $89.6 million, mostly due to timing of tax payments
●	Liquidity of $756.7 million and a net cash position of $435 million; strong balance sheet supports concurrent construction of the Séguéla Plant Expansion and Diamba Sud Project

Profitability

●	Adjusted attributable net income[1] of $75.5 million or $0.25 basic EPS; a QoQ decrease of $0.11 per share, due to lower gold price and higher effective tax rate
●	Adjusted EBITDA[1] of $200.8 million with margins of 63%; a QoQ decrease of $18.0 million primarily due to lower gold prices

Return to Shareholders

●	Year to date the Company has returned $106.6 million to shareholders ($82.1 million in Q2 2026) via the repurchase of 10.8 million shares

Operational

●	Gold equivalent production[2] of 72,217 ounces and the Company remains on track to achieve its annual production guidance
●	Consolidated cash cost per gold equivalent ounce (“GEO”)[1] of $1,034, up from $951 in the previous quarter
●	Consolidated AISC per GEO[1] of $2,157 for Q2 2026, up from $2,107 in the previous quarter. Compared to the assumptions in our annual guidance, AISC contains a $49 impact from external factors, and $115 of one-time operational items.
●	We expect AISC to trend down in the second half of the year. Excluding external factors, we expect unit costs within our control to downtrend within our full year guidance range. External cost factors, including metal price-linked royalties, macroeconomic factors in Argentina and diesel prices, remain potential impacts to our full-year outlook.
●	Total recordable injury frequency rate for the quarter was 1.21.

Growth and Business Development

●	Delivered the Diamba Sud feasibility study, confirming an economically robust project to anchor our next phase of growth. Refer to the News Release dated June 29, 2026 “Fortuna delivers robust Feasibility Study for the Diamba Sud Gold Project in Senegal: After-tax IRR of 60% and NPV5% of US$1 billion using US$3,500/oz”.
●	Provided a final investment decision for the Séguéla Plant Expansion to unlock the potential of the mine and provide a pathway to production of over 200,000 ounces per year. Refer to the News Release dated July 29, 2026 “Fortuna Approves 30% Capacity Expansion of the Séguéla Gold Mine in Côte d’Ivoire”.
●	On July 28, 2026, the Company acquired 5,695,312 common shares of Awalé Resources Limited (“Awalé”), a mineral exploration company in Côte d’Ivoire, for $3.4 million, thereby increasing the Company’s investment to 20,732,905 common shares of Awalé and maintaining Fortuna’s ownership interest in Awalé at approximately 14.7%

Management Promotions

●	Effective September 1, Luis Dario Ganoza will be promoted to President from his current role as Chief Financial Officer, and Kevin O’Reilly will be promoted to Chief Financial Officer from his current role as Vice President, Finance and Accounting. Luis and Kevin have been with Fortuna for 20 and 5 years, respectively, and these promotions reflect the Company’s next phase of growth as it prepares to advance construction of the Diamba Sud Project, execute the Séguéla mine expansion, and continue pursuing its broader growth ambitions.

Fortuna | 2

Second Quarter 2026 Consolidated Results

	Three months ended				Six months ended June 30,
(in millions of US dollars)	Mar. 31, 2026	Jun. 30, 2026	Jun. 30, 2025	Q2 % Change	2026	2025	% Change
OPERATING STATISTICS
GEO production from continuing operations (1)(2)	72,872	72,217	71,229	1%	145,089	141,615	2%
Cash cost continuing operations($/oz GEO) (1)(2)	951	1,034	929	11%	993	899	10%
AISC continuing operations($/oz GEO) (1)(2)	2,107	2,157	1,932	12%	2,134	1,846	16%
Realized price Gold ($/oz)	4,884	4,447	3,307	34%	4,667	3,103	50%
FINANCIAL HIGHLIGHTS
Sales	342.5	318.4	230.4	38%	660.9	425.5	55%
Attributable net income from continuing operations	111.0	75.5	42.6	77%	186.5	78.1	139%
Attributable earnings per share from continuing operations - basic	0.36	0.25	0.14	79%	0.62	0.25	148%
Adjusted EBITDA (1)	218.8	200.8	133.3	51%	419.6	235.8	78%
CASH FLOW AND CAPEX
Net cash provided by operating activities - continuing operations	209.4	138.3	92.7	49%	347.6	181.7	91%
Free cash flow from ongoing operations (1)	174.0	85.7	57.4	49%	259.7	124.1	109%
Capital expenditures (3)
Sustaining	27.9	36.6	31.4	17%	64.5	54.0	19%
Sustaining leases	6.8	8.9	6.0	48%	15.7	10.9	44%
Growth capital	17.4	31.3	15.6	101%	48.7	31.0	57%

					Jun. 30, 2026	Dec. 31, 2025	% Change
Cash and cash equivalents and short-term investments					606.7	554.0	10%
Net liquidity position (excluding letters of credit)					756.7	704.0	7%
Shareholder's equity attributable to Fortuna shareholders					1,767.0	1,677.0	5%

(1) Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2026 and for the three months ended March 31, 2026 filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

(2) Gold equivalent was calculated using the realized prices for gold of $4,447/oz Au, $75.22/oz Ag, $1,930/t Pb and $3,464/t Zn for Q2 2026. Gold equivalent was calculated using the realized prices for gold of $3,307/oz Au, $33.77/oz Ag, $1,945/t Pb and $2,640/t Zn for Q2 2025.Gold equivalent was calculated using the realized prices for gold of $4,884/oz Au, $82.69/oz Ag, $1,918/t Pb and $3,246/t Zn for Q1 2026. Gold equivalent was calculated using the realized prices for gold of $4,667/oz Au, $78.32/oz Ag, $1,925/t Pb and $3,363/t Zn for YTD 2026. Gold equivalent was calculated using the realized prices for gold of $3,103/oz Au, $32.8/oz Ag, $1,958/t Pb and $2,747/t Zn for YTD 2025.

(3) Capital expenditures are presented on a cash basis
Figures may not add due to rounding

Fortuna | 3

Second Quarter 2026 Results

Q2 2026 vs First Quarter 2026 (“Q1 2026”)

Cash cost per ounce and AISC

Cash cost per GEO sold from continuing operations was $1,034 in Q2 2026, representing an $83 increase compared to $951 recorded in Q1 2026 and All-in sustaining costs per GEO from continuing operations was $2,157 representing a $49 increase from the $2,107 recorded in the prior quarter. Compared to underlying annual guidance projections AISC contains a $49 impact from external factors and approximately $115 of one-time operational items; external factors consisted mainly of $41 from the appreciation of the Argentine peso at our Lindero mine, $37 higher royalties due to gold prices, $24 from higher diesel prices and inflationary effects on contractor unit prices, partially offset by $48 from a decrease in share-based compensation. Internal factors were mainly related to the primary crusher refurbishment shutdown at Lindero and mobilization costs of an added mining contractor at Séguéla.

Attributable Net Income and Adjusted Net Income

Attributable net income from continuing operations for the period was $75.5 million in Q2 2026, compared to $111.0 million in Q1 2026.

After adjusting for non-recurring items, adjusted attributable net income was $75.5 million or $0.25 per share compared to $111.0 million or $0.36 per share in Q1 2026. The decrease was primarily due to lower realized gold prices, a higher effective tax rate of 46% compared to 33% in Q1 2026 and a higher cost per GEO. The realized gold price in Q2 2026 was $4,447 per ounce compared to $4,884 in Q1 2026. The higher effective tax rate was mostly the result of higher deferred taxes at Lindero resulting from the devaluation of the Argentine peso. Higher cost per GEO was mostly due to the impact of increased costs at Lindero due to real appreciation of the Argentine peso and one-time items in the quarter and higher royalties at Séguéla.

Foreign Exchange

In Q2 2026, the Company recorded a foreign exchange loss of $6.3 million compared to a loss of $2.1 million in Q1 2026. The foreign exchange loss was due to the purchase of US dollars in Argentina for repatriation and movement in the Euro and the impact on cash and VAT balances in Côte d’Ivoire held in West African Francs.

Cash Flow

Net cash generated by operations before changes in working capital totaled $123.7 million or $0.41 per share. After adjusting for working capital, net cash generated by operations for the quarter was $138.3 million, a decrease of $71.1 million compared to $209.4 million in Q1 2026. The decrease was driven primarily by lower sales, and higher taxes paid of $69.7 million due to timing of installments, partially offset by positive changes in working capital of $14.7 million in Q2 2026 compared to negative $4.0 million in Q1 2026.

Fortuna | 4

Free cash flow from ongoing operations in Q2 2026 was $85.7 million, a decrease of $88.3 million compared to $174.0 million in Q1 2026 reflecting lower cash from operating activities and higher sustaining capital expenditures and advances to contractors.

In Q2 2026, the Company’s total capital expenditures were $67.9 million of which $36.6 million were classified as sustaining and $31.3 million as non-sustaining. Non-sustaining capital expenditures were comprised primarily of $10.9 million at the Diamba Sud project, $10.6 million in brownfields and greenfields exploration, and $5 million related to the earn-in agreement on the Quartzstone project in Guyana.

Q2 2026 vs Q2 2025

Cash cost per ounce and AISC

Consolidated cash cost per GEO increased to $1,034 in Q2 2026, representing a $105 increase compared to $929 recorded in Q2 2025. The increase was due to higher costs at Lindero and the effect of higher silver prices on the calculation of GEOs at Caylloma. Higher costs at Lindero were driven mostly by real appreciation of the Argentine peso, higher diesel costs, lower gold volume produced and higher operating expenses related to maintenance activities during the planned 30-day shut-down of the primary crusher.

All-in sustaining costs per GEO from continuing operations increased $225 to $2,157 in Q2 2026 from $1,932 in Q2 2025. This increase primarily resulted from higher cash costs as described above, higher CAPEX and sustaining leases, and higher royalties because of higher gold prices.  This was partially offset by higher GEOs sold.

Attributable Net Income and Adjusted Net Income

Attributable net income from continuing operations was $75.5 million, or $0.25 per share, compared to $42.6 million, or $0.14 per share, in Q2 2025.

After adjusting for non-recurring items, adjusted attributable net income from continuing operations was $75.5 million or $0.25 per share compared to $44.7 million or $0.15 per share in Q2 2025. The increase was primarily due to higher realized gold prices and slightly higher gold volume sold, partially offset by higher cash cost per GEO, as discussed above, and higher royalty payments associated with higher gold prices. Gold averaged $4,447 per ounce in Q2 2026 compared to $3,307 per ounce in Q2 2025.  Other items with an offsetting impact on higher sales were a foreign exchange loss of $6.3 million compared to a gain of $2.3 million in the comparable period, and a higher effective tax rate of 46% compared to 41% in Q2 2025.

Depreciation and Depletion

Depreciation and depletion decreased by $4.3 million to $44.0 million compared to $48.3 million Q2 2025. Depletion per GEO decreased primarily due to the increase in Mineral Reserves at Séguéla and partially offset by higher depletion per GEO at Lindero due to an impairment reversal of $52.7 million recorded in Q3 2025. Depreciation and depletion in the period included $11.5 million related to the purchase price allocation from the 2021 Roxgold acquisition.

Cash Flow

Net cash generated by operations for the quarter was $138.3 million, an increase of $45.6 million compared to $92.7 million reported in Q2 2025. The increase was primarily driven by higher sales, and

Fortuna | 5

positive working capital of $14.5 million compared to negative $4.2 million in Q2 2025, offset by higher taxes paid in Q2 2026 of $42.9 million.

Free cash flow from ongoing operations in Q2 2026 was $85.7 million, an increase of $28.3 million compared to $57.4 million reported in Q2 2025. The increase was mainly due to higher cash flow from operations as discussed above partially offset by higher sustaining capital expenditures.

Fortuna | 6

Séguéla Mine, Côte d’Ivoire

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Mine production
Tonnes milled	421,464	429,184	852,417	873,188
Average tonnes crushed per day	4,581	4,665	4,683	4,798

Gold
Grade (g/t)	3.46	3.00	3.33	2.88
Recovery (%)	92	93	93	93
Production (oz)	41,683	38,186	83,699	76,686
Metal sold (oz)	41,677	38,144	83,731	76,583
Realized price ($/oz)	4,456	3,315	4,682	3,101

Unit costs
Cash cost ($/oz Au) (1)	676	670	677	660
All-in sustaining cash cost ($/oz Au) (1)	1,765	1,634	1,762	1,461

Capital expenditures ($000's) (2)
Sustaining	18,729	18,065	36,746	26,678
Sustaining leases	6,491	4,484	10,755	8,123
Growth capital	10,594	5,538	17,238	14,745

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2026 filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

During the second quarter of 2026, Séguéla mined a total of 433,231 tonnes of ore, averaging 3.06 g/t Au and containing an estimated 42,555 ounces of gold from the Antenna, Ancien, Koula, and Sunbird pits. A total of 5,902,142 tonnes of waste was mined during the period, resulting in a strip ratio of 13.6:1. Additionally, 731,647 tonnes of waste were mined during the quarter at Sunbird South to gain access to the underground portal position.

In the second quarter of 2026, Séguéla processed 421,464 tonnes of ore, producing 41,683 ounces of gold, at an average head grade of 3.46 g/t Au, a 2% decrease in tonnes of ore and 15% increase in average head grade, compared to the same period of the previous year. Tonnes milled were slightly lower than in the previous quarter, reflecting a planned mill reline during the period.

Cash cost per gold ounce sold was $676, comparable to $670 for the second quarter of 2025 as higher operating costs were offset by increased production.

All-in sustaining cash cost per gold ounce sold was $1,765 for the second quarter of 2026 compared to $1,634 for the second quarter of 2025. The increase was primarily a result of higher royalties due to an increase in realized gold prices.

Fortuna | 7

Lindero Mine, Argentina

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Mine production
Tonnes placed on the leach pad	1,558,750	1,828,520	3,084,036	3,581,536

Gold
Grade (g/t)	0.64	0.57	0.63	0.56
Production (oz)	20,829	23,550	42,374	43,870
Metal sold (oz)	20,404	23,487	41,587	42,142
Realized price ($/oz)	4,422	3,293	4,633	3,108

Unit costs
Cash cost ($/oz Au) (1)	1,459	1,148	1,331	1,147
All-in sustaining cash cost ($/oz Au) (1)	2,265	1,783	2,019	1,839

Capital expenditures ($000's) (2)
Sustaining	12,053	11,356	19,722	23,718
Sustaining leases	1,231	791	2,628	1,373
Growth capital	4,083	1,827	4,798	2,134

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2026 filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the second quarter of 2026, a total of 1,558,750 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.64 g/t, containing an estimated 32,008 ounces of gold. Ore mined was 1.38 million tonnes, with a stripping ratio of 1.81:1. During the first half of 2026, Lindero placed on the leach pad approximately 95% of the ounces planned for the period required to achieve the midpoint of its annual production guidance.

Lindero’s gold production for the quarter was 20,829 ounces compared to 23,550 ounces in the comparable period. Lower production was due to Lindero completing key capital projects aimed at improving comminution reliability and availability, which required a planned 30-day shutdown of the primary crusher to replace its steel foundations.

The cash cost per ounce of gold for the quarter was $1,459 compared to $1,148 in the same period of 2025. The increase in cash costs was primarily driven by lower gold production and higher maintenance costs associated with the 30-day shutdown of the primary crusher as well as real appreciation of the Argentine Peso increasing costs in US dollar terms and rising diesel prices.

In the second quarter of 2026, AISC per gold ounce sold increased to $2,265 compared to $1,783 in the comparable period of 2025. The increase in AISC was due to lower payable ounces sold and higher production cash costs.

Fortuna | 8

Caylloma Mine, Peru

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Mine production
Tonnes milled	141,337	138,471	278,038	275,130
Average tonnes milled per day	1,588	1,556	1,571	1,555

Silver
Grade (g/t)	62	64	67	65
Recovery (%)	82	84	82	83
Production (oz)	231,294	240,621	488,897	483,614
Metal sold (oz)	281,433	247,429	481,782	497,713
Realized price ($/oz)	75.33	33.76	78.40	32.76

Lead
Grade (%)	2.76	3.23	2.87	3.22
Recovery (%)	91	90	91	91
Production (000's lbs)	7,815	8,924	15,990	17,760
Metal sold (000's lbs)	9,714	9,183	16,753	18,382
Realized price ($/lb)	0.88	0.88	0.89	0.89

Zinc
Grade (%)	4.26	4.63	4.24	4.82
Recovery (%)	91	91	91	91
Production (000's lbs)	12,037	12,851	23,563	26,623
Metal sold (000's lbs)	12,707	12,283	23,724	26,109
Realized price ($/lb)	1.57	1.20	1.25	1.25

Unit costs
Cash cost ($/oz Ag Eq) (1,2)	27.77	15.16	28.80	13.92
All-in sustaining cash cost ($/oz Ag Eq) (1,2)	44.89	21.73	44.68	20.17

Capital expenditures ($000's) (3)
Sustaining	5,779	1,988	8,020	3,602
Sustaining leases	1,150	741	2,284	1,372
Growth capital	123	305	199	554

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s condensed interim financial statements for the three and six months ended June 30, 2026 filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the second quarter of 2026, the Caylloma Mine produced 231,294 ounces of silver at an average head grade of 62 g/t, a 4% decrease when compared to the same period of 2025.

Lead and zinc production for the quarter was 7.8 million pounds and 12.0 million pounds, respectively. Head grades averaged 2.76% Pb and 4.26% Zn, a 15% and 8% decrease, respectively, when compared to the same quarter in 2025. Lower head grades were in line with the mine plan.

The cash cost per silver equivalent ounce sold in the second quarter of 2026 was $27.77 compared to $15.16 during the second quarter of 2025. The higher cost per ounce for the quarter was primarily the result of higher realized silver prices and the impact on the calculation of silver equivalent ounces sold.

Fortuna | 9

The all-in sustaining cash cost per ounce of payable silver equivalent in the second quarter of 2026 increased 107% to $44.89 compared to $21.73 for the same period of 2025. The increase for the quarter was the result of higher cash costs per ounce, an increase in treatment charges from concentrate sales, lower silver equivalent ounces due to higher silver prices, and an increase in spend on capital projects.

As of June 30, 2026, the project to expand the capacity of tailings storage facility No. 3 at the Caylloma Mine was 28% complete and progressing according to plan.

Fortuna | 10

Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, August 6, 2026, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, David Whittle, Chief Operating Officer - West Africa, and Cesar Velasco, Chief Operating Officer - Latin America.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at https://www.webcaster5.com/Webcast/Page/1696/54329 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, August 6, 2026

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Access code: 233185

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay passcode: 54329

Playback of the earnings call will be available until August 20, 2026. Playback of the webcast will be available until Friday, August 6, 2027. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and exploration activities in Argentina, Côte d’Ivoire, Guinea, Guyana, Mexico, and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships.  We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok

Fortuna | 11

Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: all-in costs; cash cost per ounce of gold sold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; production cash cost per ounce of gold equivalent; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; sustaining capital; growth capital; free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA, adjusted EBITDA margin and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the three and six months ended June 30, 2026  (“Q2 2026 MDA”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor. The Q2 2026 MD&A may be accessed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar under the Company’s profile. The Company has calculated these measures consistently for all periods presented with the exception of the following:

●	The calculation of Adjusted EBITDA was revised to no longer include right of use payments. Management elected to make the change to simplify the calculation and to better align with our peers to improve comparability

Fortuna | 12

Reconciliation of Debt to total net debt as at June 30, 2026

(in millions of US dollars, except Total net debt to adjusted EBITDA ratio)	June 30, 2026
2024 Convertible Notes	172.5
Less: cash and cash equivalents and short-term investments	(606.7)
Total net debt	(434.2)

Income to attributable adjusted net income for the three months ended March 31, 2026 and the three and six months ended June 30, 2026 and 2025

	Three months ended			Six months ended June 30,
Consolidated (in millions of US dollars)	Jun. 30, 2026	Jun. 30, 2025	Mar. 31, 2026	2026	2025
Net income attributable to shareholders	75.5	37.3	111.0	186.5	95.8
Adjustments, net of tax:
Discontinued operations	–	3.6	–	–	(22.3)
Write off of mineral properties	–	2.0	–	–	2.0
Inventory adjustment	–	–	–	–	(0.2)
Other non-cash/non-recurring items	–	1.8	–	–	5.1
Attributable adjusted net income	75.5	44.7	111.0	186.5	80.4
Figures may not add due to rounding

Reconciliation of net income to adjusted EBITDA for the three months ended March 31, 2026 and the three and six months ended June 30, 2026 and 2025

	Three months ended			Six months ended June 30,
Consolidated (in millions of US dollars)	Jun. 30, 2026	Jun. 30, 2025	Mar. 31, 2026	2026	2025
Net income	83.7	44.1	119.9	203.7	108.8
Adjustments:
Community support provision and accruals	–	–	–	–	(0.2)
Discontinued operations	–	3.6	–	–	(22.3)
Inventory adjustment	–	–	(0.1)	(0.1)	–
Net finance items	2.1	3.4	1.9	4.0	6.5
Depreciation, depletion, and amortization	44.0	48.0	45.9	89.9	93.0
Income taxes	71.0	33.7	58.4	129.4	49.0
Investment income	–	(1.7)	–	–	(1.7)
Other operating expenses (income)	0.0	–	(7.0)	(7.0)	–
Other non-cash/non-recurring items	(0.0)	2.2	(0.2)	(0.3)	2.7
Adjusted EBITDA	200.8	133.3	218.8	419.6	235.8
Sales	318.4	230.4	342.5	660.9	425.5
EBITDA margin	63%	58%	64%	63%	55%

Figures may not add due to rounding

Fortuna | 13

Reconciliation of net cash from operating activities to free cash flow from ongoing operations for the three months ended March 31, 2026 and the three and six months ended June 30, 2026 and 2025

	Three months ended			Six months ended June 30,
Consolidated (in millions of US dollars)	Jun. 30, 2026	Jun. 30, 2025	Mar. 31, 2026	2026	2025
Net cash provided by operating activities	138.3	67.3	209.4	347.6	193.7
Additions to mineral properties, plant and equipment	(67.9)	(47.0)	(45.3)	(113.2)	(86.6)
Payments of lease obligations	(9.0)	(6.4)	(6.9)	(15.8)	(12.4)
Free cash flow	61.4	13.9	157.2	218.6	94.7
Growth capital	31.3	15.6	17.4	48.7	31.0
Discontinued operations	–	26.2	–	–	(7.7)
Gain on blue chip swap investments	–	–	–	–	1.3
Advances and other	(7.0)	1.7	(0.6)	(7.6)	4.8
Free cash flow from ongoing operations	85.7	57.4	174.0	259.7	124.1

Figures may not add due to rounding

Reconciliation of cost of sales to cash cost per GEO sold for the three months ended March 31, 2026 and the three and six months ended June 30, 2026 and 2025

Cash cost per gold equivalent ounce sold - Q1 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	41,678	73,004	15,952	130,634
Depletion, depreciation, and amortization	(14,933)	(26,099)	(3,643)	(44,675)
Royalties and taxes	(63)	(18,389)	(471)	(18,923)
Costs allocated to by-products	(1,253)	–	–	(1,253)
Other	69	–	(840)	(771)
Treatment and refining charges	–	–	1,899	1,899
Cash cost applicable per gold equivalent ounce sold	25,498	28,516	12,897	66,911
Ounces of gold equivalent sold	21,111	42,054	7,230	70,395
Cash cost per ounce of gold equivalent sold ($/oz)	1,208	678	1,784	951

Gold equivalent was calculated using the realized prices for gold of $4,884/oz Au, $82.69/oz Ag, $1,918/t Pb and $3,246/t Zn
Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - Q2 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	46,434	68,260	20,258	134,952
Depletion, depreciation, and amortization	(15,155)	(23,406)	(4,475)	(43,036)
Royalties and taxes	(93)	(16,685)	(456)	(17,234)
Costs allocated to by-products	(1,492)	–	–	(1,492)
Other	15	–	(761)	(746)
Treatment and refining charges	–	–	2,272	2,272
Cash cost applicable per gold equivalent ounce sold	29,709	28,169	16,838	74,716
Ounces of gold equivalent sold	20,359	41,677	10,249	72,285
Cash cost per ounce of gold equivalent sold ($/oz)	1,459	676	1,643	1,034

Gold equivalent was calculated using the realized prices for gold of $4,447/oz Au, $75.22/oz Ag, $1,930/t Pb and $3,464/t Zn
Figures may not add due to rounding.

Fortuna | 14

Cash cost per gold equivalent ounce sold - Q2 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	40,939	66,660	17,793	125,392
Depletion, depreciation, and amortization	(13,331)	(29,934)	(4,268)	(47,533)
Royalties and taxes	(92)	(11,152)	(295)	(11,539)
Costs allocated to by-products	(762)	–	–	(762)
Other	59	–	(663)	(604)
Treatment and refining charges	–	–	28	28
Cash cost applicable per gold equivalent ounce sold	26,813	25,574	12,595	64,982
Ounces of gold equivalent sold	23,350	38,144	8,484	69,978
Cash cost per ounce of gold equivalent sold ($/oz)	1,148	670	1,485	929

Gold equivalent was calculated using the realized prices for gold of $3,307/oz Au, $33.8/oz Ag, $1,945/t Pb and $2,640/t Zn for Q2 2025
Figures may not add due to rounding.

Reconciliation of cost of sales to all-in sustaining cash cost per GEO sold from continuing operations for the three months ended March 31, 2026 and the three and six months ended June 30, 2026 and 2025

AISC per gold equivalent ounce sold - Q1 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	25,498	28,516	12,897	–	66,911
Royalties and taxes	63	18,389	471	–	18,923
Worker's participation	–	–	1,273	–	1,273
General and administration	3,005	3,952	893	17,780	25,630
Other	–	874	–	–	874
Total cash costs	28,566	51,731	15,534	17,780	113,611
Sustaining capital (1)	9,066	22,281	3,374	–	34,721
Blue chips gains (investing activities) (1)	–	–	–	–	–
All-in sustaining costs	37,632	74,012	18,908	17,780	148,332
Gold equivalent ounces sold	21,111	42,054	7,230	–	70,395
All-in sustaining costs per ounce	1,783	1,760	2,615	–	2,107

Gold equivalent was calculated using the realized prices for gold of $4,884/oz Au, $82.69/oz Ag, $1,918/t Pb and $3,246/t Zn
Figures may not add due to rounding.
(1) Presented on a cash basis.

Fortuna | 15

AISC per gold equivalent ounce sold - Q2 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	29,709	28,169	16,838	–	74,716
Royalties and taxes	93	16,685	456	–	17,234
Worker's participation	–	–	914	–	914
General and administration	3,023	3,486	2,080	9,044	17,633
Other	–	–	–	–	–
Total cash costs	32,825	48,340	20,288	9,044	110,497
Sustaining capital (1)	13,284	25,220	6,929	–	45,433
Blue chips gains (investing activities) (1)	–	–	–	–	–
All-in sustaining costs	46,109	73,560	27,217	9,044	155,930
Gold equivalent ounces sold	20,359	41,677	10,249	–	72,285
All-in sustaining costs per ounce	2,265	1,765	2,656	–	2,157

Gold equivalent was calculated using the realized prices for gold of $4,447/oz Au, $75.22/oz Ag, $1,930/t Pb and $3,464/t Zn
Figures may not add due to rounding.
(1) Presented on a cash basis.

AISC per gold equivalent ounce sold - Q2 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	26,813	25,574	12,595	–	64,982
Royalties and taxes	92	11,152	295	–	11,539
Worker's participation	–	–	760	–	760
General and administration	2,577	3,038	1,672	13,175	20,462
Other	–	–	–	–	–
Total cash costs	29,482	39,764	15,322	13,175	97,743
Sustaining capital (1)	12,147	22,549	2,729	–	37,425
Blue chips gains (investing activities) (1)	–	–	–	–	–
All-in sustaining costs	41,629	62,313	18,051	13,175	135,168
Gold equivalent ounces sold	23,350	38,144	8,484	–	69,978
All-in sustaining costs per ounce	1,783	1,634	2,128	–	1,932

Gold equivalent was calculated using the realized prices for gold of $3,307/oz Au, $33.8/oz Ag, $1,945/t Pb and $2,640/t Zn for Q2 2025
Figures may not add due to rounding.
(1) Presented on a cash basis.

Fortuna | 16

Reconciliation of cost of sales to cash cost per payable ounce of silver equivalent sold for the three months ended March 31, 2026 and the three and six months ended June 30, 2026 and 2025

Cash cost per silver equivalent ounce sold - Q1 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	15,952
Depletion, depreciation, and amortization	(3,643)
Royalties and taxes	(471)
Other	(840)
Treatment and refining charges	1,899
Cash cost applicable per silver equivalent sold	12,897
Ounces of silver equivalent sold (1,2)	426,253
Cash cost per ounce of silver equivalent sold ($/oz)	30.26

(1) Silver equivalent sold is calculated using a silver to gold ratio of 59.5:1, silver to lead ratio of 1:95.1 pounds, and silver to zinc ratio of 1:56.2 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - Q2 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	20,258
Depletion, depreciation, and amortization	(4,475)
Royalties and taxes	(456)
Other	(761)
Treatment and refining charges	2,272
Cash cost applicable per silver equivalent sold	16,838
Ounces of silver equivalent sold (1,2)	606,343
Cash cost per ounce of silver equivalent sold ($/oz)	27.77

(1) Silver equivalent sold is calculated using a silver to gold ratio of 63.1:1, silver to lead ratio of 1:86.1 pounds, and silver to zinc ratio of 1:47.9 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - Q2 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	17,793
Depletion, depreciation, and amortization	(4,268)
Royalties and taxes	(295)
Other	(663)
Treatment and refining charges	28
Cash cost applicable per silver equivalent sold	12,595
Ounces of silver equivalent sold (1,2)	830,824
Cash cost per ounce of silver equivalent sold ($/oz)	15.16

[1] Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use.
Figures may not add due to rounding.

Fortuna | 17

Reconciliation of all-in sustaining cash cost and all-in cash cost per payable ounce of silver equivalent sold for the three months ended March 31, 2026 and the three and six months ended June 30, 2026 and 2025

AISC per silver equivalent ounce sold - Q1 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	12,897
Royalties and taxes	471
Worker's participation	1,273
General and administration	893
Total cash costs	15,534
Sustaining capital (3)	3,374
All-in sustaining costs	18,908
Silver equivalent ounces sold (1,2)	426,253
All-in sustaining costs per ounce	44.36

(1) Silver equivalent sold is calculated using a silver to gold ratio of 59.5:1, silver to lead ratio of 1:95.1 pounds, and silver to zinc ratio of 1:56.2 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

AISC per silver equivalent ounce sold - Q2 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	16,838
Royalties and taxes	456
Worker's participation	914
General and administration	2,080
Total cash costs	20,288
Sustaining capital (3)	6,929
All-in sustaining costs	27,217
Silver equivalent ounces sold (1,2)	606,343
All-in sustaining costs per ounce	44.89

(1) Silver equivalent sold is calculated using a silver to gold ratio of 63.1:1, silver to lead ratio of 1:86.1 pounds, and silver to zinc ratio of 1:47.9 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

AISC per silver equivalent ounce sold - Q2 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	12,595
Royalties and taxes	295
Worker's participation	760
General and administration	1,672
Total cash costs	15,322
Sustaining capital (3)	2,729
All-in sustaining costs	18,051
Silver equivalent ounces sold (1,2)	830,824
All-in sustaining costs per ounce	21.73

1 Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
(3) Presented on a cash basis.

Additional information regarding the Company’s financial results and ongoing activities is available in the unaudited condensed interim consolidated financial statements for the three and six months ended June

Fortuna | 18

30, 2026 and 2025 and accompanying Q2 2026 MD&A. These documents can be accessed on Fortuna’s website at www.fortunamining.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgarwww.sec.gov/edgar.

Fortuna | 19

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s expectation that it is on track to deliver its 2026 production guidance; statements regarding the Company’s anticipated areas of growth, including the Séguéla expansion project which anticipates an increase in annual production at the mine; the anticipated construction of the Diamba Sud project and statements regarding the economics of the project as presented in the project’s feasibility study; expectations regarding increased consolidated production resulting from the Séguéla plant expansion project and the proposed construction of a mine at the Diamba Sud project; expectations that the Company’s operating costs will trend downwards from the second quarter of 2026 to come within cost guidance by the end of the year; changes in Senior Management of the Company effective September 1, 2026 the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates, metal recovery rates, concentrate grade and quality; changes in tax rates and tax laws, requirements for permits, anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

 The forward-looking statements in this news release also include financial outlooks and other forward-looking metrics relating to the Company and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of the Company and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; occupational health and safety hazards; hazards and risks relating to tailings, heap leach and waste rock facilities; critical infrastructure failures; uncertainties relating to new mining operations; uncertainties relating to the timing of obtaining permits for new projects, such as the exploitation permit for the Diamba Sud project, or for the expansion of existing projects, such as the environmental permit for underground operations at the Sunbird deposit at the Séguéla mine; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; inability to meet sustainability, environmental, diversity or safety targets, goals, and strategies (including greenhouse gas emissions reduction targets); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, Iran – Israel and US, and Israel – Hamas conflicts, and the impact they may have on global economic activity which may have impacts on the Company’s operational and capital expenditure budgets, including for the Diamba Sud project and the expansion of the Séguéla processing plant; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities and expansion projects such as the expansion of the Séguéla processing plant; substantial

Fortuna | 20

reliance on the Séguéla Mine and the Lindero Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; the imposition of trade tariffs and the effect that they might have on the Company’s operations; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its credit facility, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the convertible notes of the Company; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2025 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms;  that there will be no significant disruptions affecting the Company's operations, the ability to meet current and future obligations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Fortuna | 21

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Fortuna | 22